UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2023

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

This Current Report on Form 8-K/A (“Amendment No. 2”) amends the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by Velodyne Lidar, Inc. (the “Company”) on January 24, 2023, as amended by the Current Report on Form 8-K/A filed by the Company on January 27, 2023 (as so amended, the “Amended 8-K”), filed in connection with Michael Dee’s resignation from the board of directors of the Company (the “Board”) on January 23, 2023, effective immediately.

This Amendment No. 2 is being filed pursuant to Item 5.02(a)(3)(iii) of Form 8-K in order to file as an exhibit a letter received from Mr. Dee subsequent to the filing of the Amended 8-K. The information contained in this Amendment No. 2 supplements the information contained in Items 5.02, 8.01 and 9.01 of the Amended 8-K.

On January 30, 2023, the Company received a letter, dated January 29, 2023, from Mr. Dee (the “January 30 Dee Letter”), a copy of which is attached hereto as Exhibit 17.4 and incorporated herein by reference. The Company disagrees with the many inaccuracies, claims and statements set forth in the January 30 Dee Letter.

Item 8.01	Other Events

The information set forth under Item 5.02 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

As previously disclosed, on November 4, 2022, the Company entered into an Agreement and Plan of Merger with Ouster, Oban Merger Sub, Inc. and Oban Merger Sub II LLC in connection with the proposed combination (the “Transaction”) of the Company and Ouster. The information in this Current Report on Form 8-K is being filed to update and supplement the proxy statement filed by the Company with SEC on December 8, 2022 (as amended and supplemented from time to time, the “Proxy Statement”), relating to the Company’s special meeting of stockholders to be held on February 3, 2023 in connection with the Transaction. This supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety, including the annexes thereto and the cautionary notes regarding the risks and limitations associated with relying on prospective financial information.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Velodyne and Ouster that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the SEC, including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne have filed with the SEC, and the SEC has declared effective on December 8, 2022, a registration statement on Form S-4 (File No. 333-268556), as amended and supplemented, that includes a joint proxy statement of Ouster and Velodyne and also constitutes a prospectus with respect to shares of Ouster’s common stock to be issued in the proposed transaction (as amended and supplemented from time to time, the “Joint Proxy Statement/Prospectus”). Velodyne and Ouster commenced mailing of the Joint Proxy Statement/Prospectus to their respective stockholders on December 9, 2022 and December 14, 2022, respectively. This Current Report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Ouster or Velodyne may file with the SEC. INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne that are filed or will be filed with the SEC by Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction is included in the Joint Proxy Statement/Prospectus filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

17.1*	Resignation Letter from Michael Dee to the Board of Directors, dated January 23, 2023

17.2*	Letter from Michael Dee to the Board of Directors, dated January 23, 2022

17.3*	Letter from Virginia Boulet, Chairperson of the Board, to Michael Dee, dated January 26, 2023

17.4	Letter from Michael Dee to the Board of Directors, dated January 29, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

DATE: January 31, 2023	By:	/s/ Daniel Horwood
Daniel Horwood
General Counsel and Corporate Secretary

Exhibit 17.4

Michael E. Dee

January 29, 2023

Board of Directors

Velodyne Lidar, Inc.

5521 Hellyer Avenue

San Jose, CA 95138

To the Board of Directors;

I call on the board to delay the February 3rd shareholder meeting to;

•	(i) fully disclose all the financial issues I again reiterate below,

•	(ii) rectify all the concerns I have expressed regarding the debt and the warrants which have not been addressed,

•

(iii) provide appropriate time to consider an entirely new slate of Velodyne nominees who will respect their role as trusted and open fiduciary representatives of shareholders, committed to the highest standards of disclosure, integrity and transparency, and

•	(iv) I would further expect that our largest shareholders, partners and customers would be invited to provide nominees, if not be given the right to select qualified nominees themselves.

I am writing this in response to the letter Virginia Boulet addressed to me, and forwarded by Dan Horwood, on Thursday, January 26th at 11:39pm and which was then filed as an 8-K the morning of Friday, January 27th. Your response letter followed the correspondence I sent to the board of directors on Monday, January 23rd three days prior to the Shareholder meeting the morning of Thursday January 26th. The 8-K with these letters were not filed for public consumption until January 27th, after the adjourned shareholder meeting to approve the Ouster merger. I had sent my letter to you, not to resign, but rather in the expectation that you would clarify and rectify the disclosure deficiencies which I have been articulating in the merger proxy. As you again did not respond on a timely basis, again did not take these issues seriously, and rather than improving your disclosure in the merger proxy you chose the path of excuses and obfuscation to our shareholder owners. This led directly to my resignation from the board as I could not provide tacit support to the abject disregard for shareholders.

That these deficiencies were not rectified by the board prior to the adjourned shareholder meeting, and that your response letter provided only excuses and no solutions, was very disappointing and not in keeping with the standards I have held Velodyne to during my tenure as a board member, Chairman of the Board and Chairman of the Nominating and Governance Committee. This letter is sent, as is my right under SEC 8-K Rules, Section 1 Item 5.02 (a)(3)(ii,iii) and I expect, as was not done with my letter of January 23rd , that it will be promptly filed in advance of the planned rescheduled shareholder meeting on February 3rd. If it is not, I will seek other arrangements to inform investors.

I want to start by again reiterating that on November 4th I signed a support agreement and have fully met and will continue to meet the obligations inherent in that contract. However, as I pointed out in my January 23rd letter, a great deal has happened since November 4th and I believe it is imperative to not only meet the minimum standards required of the SEC but to exceed them, and to retain fidelity to the spirit of full and proper disclosure. I believe this is incumbent in our fiduciary responsibilities. It is not enough to meekly state that the company is following standard SEC rules and thus presenting only the bare minimum of what the SEC requires. Hiding behind “incorporation by reference” and filing deadlines is an insult to the shareholders you purport to represent. Material facts should be clearly disclosed in the merger proxy and not obfuscated by requiring shareholders to read dozens of incorporated documents to find a single sentence buried in a footnote.

The merger proxy is a 350-page document that is disjointed, misleading by omission, and incomplete. Material disclosures which are essential a full understanding of the merger, such as the $60 million debt liquidity reserve, are not summarized in the merger proxy and are merely “incorporated by reference” in a filing by another company made months ago before the merger was announced, yet its existence was a direct result of the merger. To even attempt to consider this fair and transparent disclosure is disingenuous and disqualifying for a director to serve on the New Ouster Board, as I see it.

I cannot condone, nor provide tacit support to that which, based on my extensive experience and well-informed opinion, and according to our Code of Conduct does not reflect my values. I will not compromise on these values, principles and ethics. I have demonstrated I am willing to resign for those principles and stand up for the rights of shareholders, of which I am one, with more personal capital invested then the entire management and board combined. My interests are seamlessly aligned with those of our shareholders, the owners of Velodyne.

It should be obvious to all, and it is notable, that the 8-K you filed with my January 23rd letter and you January 26th response letter was only sent after the special shareholder meeting was adjourned. This is important as you clearly did not intend for investors to see my concerns as expressed to the board prior to that shareholder meeting. I feel I can be highly confident that had the adjourned shareholder meeting achieved quorum, and the resolutions passed, that my letter never would have been disclosed, nor seen the light of day. Your filed response letter of January 26th included the significant and material disclosure of the Velodyne nominees to the New Ouster Board. I had raised this issue as a major disclosure concern and it remains to this day. It has not been fully rectified and has cascading effects that ripple across my concerns.

It came too late for our shareholders to be able to be informed, to digest and to thoughtfully be considered in casting their vote. I now have to believe this was done intentionally and deliberately to misinform investors and withhold material information. Your response letter finally disclosed, after the shareholder meeting was adjourned, that on December 2nd the Velodyne board did vote to approve the Velodyne board nominees to the New Ouster Board. However, this material decision by the Velodyne was not disclosed to shareholders for the two full months prior to the shareholder meeting, as I said in my letter.

In your letter your flimsy excuse is to claim that this board decision was not approved by Ouster’s board, as required in the merger agreement. This is incorrect of two levels.

First, Section 1.6(a) (found on page A-4 of the merger proxy) does not state that such approval be approved by the Ouster board. It merely states the four nominees “...each of whom shall be reasonably acceptable to Ouster”. Thus, you are creating a higher hurdle than the merger agreement states. You then go on to say that;

“The current board of directors of Ouster has not yet taken action to accept the slate of the New Ouster nominees approved by the board, nor has the Current Ouster Board made a final determination as to the director nominees Ouster will propose to serve on the New Ouster Board.”

Aside from again clarifying my point that Velodyne, and Ouster for that matter, had not disclosed their nominees to shareholders, this in itself raises very difficult and troubling questions generally along the lines of; “Why not?”.

•	Why is it that Ouster for two months, through today as well, did not approve our nominees?

•	Why didn’t we simply disclose that the Velodyne board had approved our nominees subject to Ouster’s reasonable acceptance?

•	Why did Ouster not approve and disclose their own nominees?

•	When is this supposed to happen?

•	And then when will Velodyne approve their nominees?

•	Will any of this happen before the February 3rd board meeting?

Clearly not, as the obfuscation continues.

Second, none of this makes sense except to try and create a veneer of rationale thinking, which is not credible and which is in direct conflict with what I was told, and what the board was not told. On the evening of Thursday, December 1st, in a dining room at the Hayes Mansion in San Jose the night before our board meeting, our Chairwoman, Virginia Boulet, made it completely clear to me that in an earlier discussion she had with the Ouster Chairwoman, Susan Heystee, that our Velodyne nominees had already been deemed “reasonably acceptable” to Ouster and that Ouster had already decided on their nominees, largely by the process of elimination as many it seemed were ready to retire.

This made perfect sense because why would Velodyne’s NomGov Committee put up names for a board vote that were not already deemed reasonably acceptable to Ouster. This concept of non-disclosure on nominees because the Ouster “board” had not determined our nominees to be reasonably acceptable is not true based on what I was told by Virginia, and the merger agreement does not require it. Neither was the Velodyne board told, when approving our nominees, that they had to be accepted by Ouster’s “board”. This explanation for nondisclosure of nominees is simply a convenient excuse to try and explain the ongoing and inexplicable secrecy of this decision by the board, to keep material information from our shareholders, and cover this up after the fact.

Shareholders should note that Virginia Boulet is both the Chairman of the Board and the Chairwoman of the Nominating and Governance Committee (NomGov”). Two of the three members of NomGov nominated themselves to be on the new board, in a clear conflict of interest. The NomGov meeting minutes were not provided to the board over the course of two board meetings on December 2nd and January 12th, nor was there the typical presentation by the committee chair on the deliberations of that NomGov Committee over the course of these two board meetings. If this wasn’t enough, I formally requested the minutes of the December 1st NomGov meeting and was told they would be presented for approval at the December 2nd board meeting. They were not. They were also not presented or discussed at the January 12th board meeting, and despite repeated attempts to see these minutes they were never provided to me or the full board prior to my resignation. Thus, Virginia Boulet fully owns this lack of disclosure and this failure of process.

I dwell on this issue of nominees because what could be more important to shareholders than knowing who their representatives will be on the Board of Directors of the merged company. Shareholders “OWN” the business. The owners of the business have a right to know who their representatives on that board are before they decide to vote on a merger of this nature and importance. Imagine a political election where a party says “vote for my party and I’ll let you know who your representatives are after we decide.” No, that’s not how it works.

In reading the second section of your response letter, the board is saying in effect, “We will only tell your after you approve the merger who your board representatives will be”. I find this completely unacceptable treatment of our shareholders and owners. I approved the nominees on December 2nd and even went so far as to make the motion to the board to approve the nominees. Never would I have expected that this critical and material decision would be kept secret from our shareholders for two months and not disclosed to shareholders. And when disclosed it was only after the shareholder meeting was adjourned after quorum was not attained. This a completely disingenuous excuse as to why this information was withheld from shareholders. I hope shareholders can appreciate that this alone was enough of a reason for me to resign from the board, in the hopes that information would be disclosed to our shareholders, but sadly it was not disclosed in time, in my opinion, by design.

I will say it again, our shareholders are the owners of Velodyne. The board of directors are the representatives and stewards for the owners of Velodyne. We owe it to all the owners of both Velodyne and Ouster to ensure they know who will represent them on the board. And to ensure shareholders receive the information they need to properly vote on a merger of this magnitude, a merger I have and do support in concept. Given the inaction of the board to these and other concerns, the lack of disclosure of the December 2nd board decision on nominees, and that my letter of concerns was neither acted upon nor disclosed until after the adjourned shareholder meeting, that the Chairwoman of the Board, Virginia Boulet, has chosen to make excuses and divert attention rather than fixing the problem, I thus cannot currently support the approved list of nominees, despite my having made the motion to approve, because they themselves did not ensure shareholders had this material information.

I wish this was the only issue be resolved, but it is not. In the board response letter, I would note there were eight responses listed and I will address each one in turn. First though, let me make another point. The response letter was signed by Virginia Boulet, Chairwoman of the Board of Directors. In mid-2022 Velodyne changed its policy as to who could operate as the spokesperson for the company. The Chair of the board was removed from the list approved to speak for the company and only the CEO was to speak for the company.

Given the CEO of Velodyne, Ted Tewkesbury, is slated to be the Executive Chairman of the new company he should be the one sending the response letter and taking ownership and responsibility for the disclosure issues I have raised. Here I would additionally note that I initially objected to the role of Executive Chairman and firmly believe one should be either; the Chairman or an Executive, but not both. When I became Chairman in mid-2021 it was suggested I should become Executive Chairman. I disagreed as I had seen the chaos and confusion created when we had an Executive Chairman following the original going-public merger. This will be an issue for the New Ouster Board but I want my position known.

Taking the eight issues in the order they came up in the response letter:

1.	The board’s response letter said;

“The Board, in conjunction with the Company’s officers and outside counsel, fully considered all comments you provided...”

I have seen no evidence of that. There were no discussions held with me about these issues and most were not brought up at the board meetings and discussed. In fact, I went so far as to contact outside merger counsel multiple times directly to make my views known and received no substantive response. Also, the 8-K draft to update the merger proxy was only provided to the board the morning of January 12th with less that 24 hours to comment. It was provided with no notice on the same day we had an important board meeting and we were preparing for that. The following morning when I asked if we could make comments, I was told it had already been submitted. Hence there was not ample time to use that 8-K to rectify the disclosure issues I have again reiterated below.

2.

This response about the nominee’s disclosure issue I have addressed above. The nondisclosure of Velodyne directors whom were already approved by the Velodyne board on December 2nd has only now been admitted by the company. However, the core disclosure issues remain;

(i)	As per the company’s view, not mine, are the Velodyne director nominees approved yet by Ouster? No.

(ii)	Has Ouster approved their director nominees? No.

(iii)	Have the Ouster director nominees been approved in turn by Velodyne? No.

(iv)	Has any of this been formally disclosed in an 8-K or amended merger proxy? No.

So far, the clear answer is “No”. No tangible action has been taken on the nondisclosure of both Velodyne and Ouster nominees to the New Ouster Board.

Therefore, my earlier conclusion stands; that the February 3rd shareholder vote should be cancelled and not rescheduled until these disclosures are publicly made. Who the shareholder representatives will be, should be fully disclosed, and shareholders must have had time to be informed and digest the information. While my support agreement does not allow me to withdraw my vote, in liew of such information being provided to shareholders, if I could, I would have to withdraw my vote.

3.

I was pleased the board agreed that the NYSE requirement for two of the Velodyne nominees to be able to serve on the Audit Committee of the new board was not disclosed in the merger proxy despite being in Section 1.6 of the merger agreement. Your argument for not including that in the merger proxy disclosure was as follows;

‘...the audit committee component of Section 1.6(a) was not included in the summary of the MA included on the Proxy in an effort to cause the Proxy to be of reasonable length...”

Please, excuse my cynicism, but shareholders should be aware of the absurd lengths you are going to avoid disclosure by being concerned about the length of the merger proxy. Shareholders, here are the 30 words on Page A-4 of the merger proxy, out of about a 350-page document, not including those incorporated by reference, which the Chairwoman of the Board is concerned would add excessively to the length of the document;

‘... at least two (2) of the Velodyne designees and two (2) of the Ouster designees shall meet the minimum requirement to serve on Ouster’s audit committee under the Rules of the NYSE.”

That’s it! This was left out of the merger proxy to save you from having to read too much. Would this really add such a burden to the merger proxy document? Absolutely not. Why then was it not highlighted? Two reasons as best I can tell. First, neither Velodyne nor Ouster had disclosed who their nominees to the new board were, so, there would be no way to ascertain audit committee qualifications by shareholders, thus it would further highlight this disclosure deficiency, and second, I do not believe that two of the nominees, Virginia Boulet and Kristin Slanina, are qualified as financially literate to be on the audit committee of an NYSE listed company. Virginia Boulet when asked to calculate the new strike rate of the warrants using the language in the merger proxy could not do it correctly. She was wrong mathematically, directionally and in implications for the warrant holders.

However, in the board’s response letter you state;

“To be clear, the Board has determined that the Velodyne nominees comport with the express requirements of the MA (ie merger agreement), including the requirement in section 1.6(a) thereof that the Velodyne nominees for the New Ouster Board meet the minimum requirements for audit committee membership under the Rules of the NYSE.

It might be helpful to Velodyne shareholders for the board to be precise about when and how the board made this determination, because it certainly was not while I was on the board.

Finally, this third section closes with this sentence;

“Those Velodyne and Ouster nominees that are expected to serve on the audit committee of the New Ouster Board are indicated in the above chart.”

Well, there are two points to made here; first, neither Velodyne nor Ouster have disclosed, by their own admission, the approved nominees for the New Ouster Board, and second, where is the “above chart”? There is no “above chart”, there is no disclosure. Seriously?!? I’m sure all the owners of the combined business would like to know what the “above chart” looks like and who will represent them on the audit committee.

At this point shareholders may think “What’s the big deal here with the audit committee?” Well, allow me to explain. The audit committee is the board committee responsible for ensuring the financials are accurate and represents the true financial picture of the company. The audit committee is also responsible for enterprise risk management as Velodyne does not have a separate risk committee of the board. The audit committee works closely with the CFO and the Auditor of the company, in Velodyne’s case KPMG, to ensure the financials ‘present fairly’ the condition of the company. In short, it is the single most important function of the board for shareholders and owners.

For shareholders to be comfortable knowing that there is no fraud or misstatement in the SEC filings and management presentations, they are relying on the audit committee. The audit committee must be totally independent according to NYSE rules, but the new Executive Chairman, Ted Tewkesbury is not independent and thus does not meet this requirement. The current Velodyne audit committee chairman, Ernest Maddock, is fully qualified not just for membership on the audit committee, but the Chairmanship of the committee. Virginia Boulet and Kristin Slanina, in my opinion, are not financially literate, and thus do not meet the requirements of the NYSE.

But keep in mind, prior to the adjourned shareholder meeting, these Velodyne nominees, nor those of Ouster, who remain unknown, were not even disclosed and no one knows currently who will be on the audit committee. And even as of today with a rescheduled board meeting only a few days away, there is no “above chart”, there are no approved Velodyne nominees, there is no disclosure of the Ouster nominees and thus shareholders have no idea what this audit committee will look like and if it can perform the critical functions made ever more complex by putting together two companies with different auditors, different accounting systems and different accounting policies. This is the worst of disclosure.

I graduated with honors from The Wharton School of the University of Pennsylvania in Finance, spent 26 years in the Investment Banking Division of Morgan Stanley, have been a CFO three times in my career, and was on the audit committee of Velodyne until mid-July 2022. I have high standards and I hope this also helps explain why I resigned from the board.

4.

I raised the issue that since both Velodyne and Ouster now know what their fourth quarter, and thus year end, financials are, at a minimum at a high level that these should be disclosed since the last financials in the merger proxy will now be four months old at the time of the rescheduled shareholder meeting. It will have been eleven months since shareholders have seen the audited 10-K financials which were filed March 1st 2022. Yet the board falls back on saying;

“...the companies remain well within the reporting deadlines required by law...”

On this basis shareholders will possibly not see any financials until the March 31st, 2023 filing deadline which is two months from now. Also at this point, two months from now, the shareholders will only see consolidated financials.

Why can’t the shareholders see the information that is already known about the fourth quarter and full year of each company before making a determination as to whether to approve their merger. I have seen this information for both companies, it’s important, and I firmly believe it should be disclosed before a shareholder vote, yet I am not able to disclose it.

This is even more important because Ouster lowered their 2022 revenue guidance in early August from $65 - $85 million to $40 - $55 million, a decline of as much as 53%, which is very material. Shareholders deserve to have the fourth quarter numbers as to how both companies have performed. This is yet another reason the shareholder vote should be cancelled until this information is disclosed.

Here I would also make an addition background note. We do not know who the new financial team will be, and in particular the new CFO has not been announced. We also do not know who the audit committee will be composed of and if they are qualified. We also do not know who the new auditor will be to will attest to the veracity of the financials. Further, it could be the fact that the CFO, General Counsel and audit committee chairman of Ouster may resign all at once which would be concerning. None of these should be in question before voting as it is likely these issues have already been determined.

5.

As it pertains to the disclosure of the ‘unaudited per forma condensed combined financial information’ you have concurred with my observation that Ouster’s incremental $20 million drawdown of debt to a total of $40 million was not disclosed at all in the merger proxy and was only incorporated by reference in Ouster’s 10-Q dated November 8th, 2022. Remember; the merger was announced on November 7th, the merger proxy was dated December 8th, a full month later, the proxy was amended by 8-K on January 12th, the shareholder vote was held on January 26th and now rescheduled to February 3rd. This incremental $20 million debt has still not been disclosed in the merger proxy or in an amendment for almost three months.

Readers of this letter may be wondering why this should matter. Well, $40 million of very high yielding debt (last disclosed rate was 14.3%) is a recipe for disaster in a company which is merging with another whereby both have high burn-rates to be brought down and where there is no cash flow to cover the interest expense on the debt. The interest expense alone will be well over $5.5 million a year and it will have to be paid out of cash reserves. This is $5.5+ million a year of cash will be unavailable to invest in the company and the loan doesn’t mature until 2026, at which point interest expense is likely to have absorbed over $15 million of our cash reserves. Additionally, it further seems there is an “end of term charge” due of up to $3.7 million, and up to a 2.5% ($1 million) early prepayment fee. There another $60 million of the combined cash which will be dedicated to a 150% over-collateralized liquidity reserve unavailable to invest in our business, but I will cover that concern in more detail in the next section.

I find it very disconcerting that Velodyne, by not disclosing the full extent of the debt including the $20 million of incremental debt which was incurred on October 17, 2022, is expecting shareholders to have gone go back to dig through Ouster’s prior financials. So what does that actually look like to find that needle in a haystack? First you need to go back to all Ouster’s prior filings, and there are a lot of them. Then you need to find the 10-Q filed on November 8th, 2022. And then, on page 29, in a footnote, Note 14, titled Subsequent Events, in the seventh paragraph, is a single sentence of about 25 words, saying that the incremental $20 million of debt had been drawn down. This is the extent of the disclosure I could find for Ouster’s incremental debt which doubled to equal to over 20% of its then equity capitalization.

And one need only refer to pages 68 to 73 of the merger proxy in the section The Mergers then to Background to the Mergers to see the flurry of activity going on between the two companies from October 17th when the $20 million was drawn down by Ouster and the merger was announced. Read these six pages of small font in this section and note that, while there is the smallest details of phone calls and discussions, there is no discussion of this doubling of debt despite it being a material event. Look at the October 18th entry on page 68 that takes up half a page, the day after the $20 million debt drawdown which begins;

“On October 18th, 2022 the Velodyne board of directors held a meeting with Velodyne management and representatives of Skadden and BofA Securities....”

Nowhere in this section or subsequently is there discussion of this incremental drawdown of debt and its implications. This October 17th debt drawdown was not disclosed until November 8th in the Ouster filing, not the merger proxy. Over three months later it is not disclosed in the merger proxy. Now the company is trying to say, well it was “incorporated by reference” like it was not a very material event. It is a very big deal, is material. It impacts valuation discussions and financial calculations, not to mention the existential financial condition of the combined company.

Velodyne by conscious decision and design has no debt. Thus this certainly was a very material event for our shareholders and it occurred;

(i)	over a month and a half before the merger proxy was filed on December 8th,

(ii)	two months before the 8-K updating the merger proxy was filed on January 12th, and

(iii)	almost three months before the new shareholder meeting.

And how does Velodyne justify this? By citing a few sentences on page 181-82 of the merger proxy about other documents being “incorporated by reference” as an excuse for not disclosing something so material to shareholders in the merger proxy. Go the pages 181-82 and you will find 23 documents which are incorporated by reference, and if you send them a letter (like a real letter) they will mail you free of charge whichever one you would like. How do you know what to ask for? You don’t, that’s the point.

The board’s letter goes on to say that the Loan and Security Agreement was;

“...discussed and considered by the parties in advance of entering into the MA (ie merger agreement).”

Well, maybe this particular agreement was discussed and considered amongst these undefined “parties”, but I certainly do not recall any substantive discussions and considerations of the incremental $20 million of debt at the board level, nor allowing Section 5.2(i) of the merger agreement to exempt Ouster to borrow up to $50 million without permission.

Let’s look into this 5.2(i) exemption shall we. It can be found on page A-50 in a Section titled 5.2 Conduct of Business by Ouster and its Subsidiaries Pending the Effective Time. This section literally runs over four pages (A-48 to A-51) and has subsections (a) to (x). Subsection (i) limits indebtedness, with one exception;

“...except for borrowings under Ouster’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice.”

As of September 30th Ouster had over $130 million of cash on the balance sheet so what was the “ordinary course of business” that required another $20 million of 14.3% high yielding debt? We don’t know. However, according to the Background to the Mergers section the merger negotiations were in full swing and debt on the balance sheet which increases cash can have an impact on valuation discussions which were about to reach a head on October 25th with a very unusual jump in the Ouster share price of as much as 35% in a matter of hours on that day on volume 700% higher than the day before.

Later in the last sentence the response letter says that future capital structure decisions will be made by the New Ouster Board. This I assume is the same New Ouster Board for which 75% of the nominees have neither been named nor approved. I am focused on the disclosure issue here as yet another reason to delay the shareholder vote to ensure information like this is disclosed and absorbed prior to the February 3rd vote. Again, this is yet another reason for my resignation from the board prior to the shareholder vote.

6.

This Section of the response letter deals with the $60 million of cash which had to be set aside as a liquidity reserve for Hercules, the lender of $40 million of debt (and up to $50 million) to Ouster at a disclosed rate of 14.3%. Of course, any rational shareholder would wonder; “Why are we setting aside $60 million of our scarce capital we cannot use to run or grow the business to cover only $40 million of debt?” You would be right to ask that question as I did. With such a reserve for the debt, the effective Ouster credit is that of the cash, which is primarily AAA government debt. So why are we 150% collateralized and paying 14.3% interest? I don’t know and have been unable to get an answer to this.

Yet again disclosure comes up. Why wasn’t this disclosed? It was only “incorporated by reference”, requiring a serious effort to even find it as similar to the $20 million incremental debt. This too is very material, as it represents about 50% of Ouster’s cash balance and about 30% of the combined company’s cash balance. This loan agreement was modified to add this liquidity reserve on November 1st only a few days before the merger agreement was signed, yet it was not disclosed in the merger proxy, nor in the Background to the Mergers section, nor in the 8-K update to the proxy. Why not? I don’t know.

And finally, the last sentence again sums it up as something the New Ouster Board will deal with. Again, a mystery New Ouster Board staffed by six board members who have neither been approved and/or named. The response letter further makes clear that the Velodyne board was not properly involved in allowing this 5.2(i) exemption, a particular point I take issue with. This is the company we are merging with, and we will be assuming that debt liability with all its interest expense, end of term charges, prepayment penalties and the $60 million liquidity reserve. Perhaps again it can now be better understood why this mushroom theory of board and shareholder management led to my resignation.

7.

Here in the seventh section of the response letter it is noted that I concurred with the merger agreement and signed the support agreement on November 4th. I have never claimed otherwise. Your response letter notes that I did object strenuously to the $20 million of debt remaining outstanding, and not being required to be paid down prior to or at closing.

However;

(i)	I do not recall being informed of the incremental $20 million of debt drawdown,

(ii)	I do not recall being informed of the $60 million liquidity reserve, and

(iii)	there was no agreement to not disclose any of this and rely solely on the incorporation by reference of such am material term of the merger.

(iv)	To imply otherwise is disingenuous.

And again, we are told we can rely on the undisclosed New Ouster Board to take all this into account, the non-disclosure of which was never discussed or contemplated except at one point during the December 1-2nd discussions when it was said that it was a requirement that the new board be disclosed prior to the shareholder vote, which is why the decisions on nominees was on the board agenda in the first place.

8.

This section deals with the Velodyne warrant holders. On January 16th I wrote an eight-page 4,400-word essay on how I believed our warrant holders were in a virtually unprecedented situation for warrant holders and were being unfairly treated. I made it very clear that the issue of “fairness” is separate and distinct from that of ‘technical compliance’.

•	I pointed out that the changes to the Velodyne warrants were not discussed or communicated to the warrant holders.

•	I pointed out that neither the new exercise ratio, nor the new strike rate were shown numerically in the merger proxy.

•	I pointed out that even with all the resources available, even our Chairwoman was unable to do the proper calculations and understand the implications.

•	I pointed out that the Velodyne warrants had been trading as much as 4.5 times the price of the Ouster warrants yet had fallen to about 1.3 times at the time of the memo.

•	I pointed out that while our share price and that of Ouster and Ouster’s warrants had increased meaningfully since the pre-announcement price, the market price of our warrants had fallen 40%.

•	I pointed out how the context of the warrants in the merger had negatively impacted the warrant value.

•	I pointed out that it was very likely that the Velodyne warrants would ultimately trade at a substantial discount to the Ouster warrants, if not rectified.

•

I pointed out remediation options which could be undertaken including; (i) undertaking an exchange offer into common stock, (ii) harmonizing the warrant terms between Velodyne and Ouster, amongst others.

•

The reaction from the board was that the Velodyne warrant holders were not due anything over and above the prescriptions in the warrant agreement. I disagreed on the basis that the situation was unprecedented and in the context of the merger the treatment was unfair.

•

I point out that Ouster’s debt lender was provided a significant benefit as part of the merger providing a $60 million liquidity reserve which effectively made their loan risk-free while they were being paid 14.3% interest.

•	You said this remediation was “without merit”. If so, then where is the merit in allowing a lender to access Velodyne cash to create a risk-free loan only days before the merger is announced.

•	I pointed out to keep our warrant holders protected at a minimum would require zero cash outlay and only harmonizing the terms of deep-out-of-the money warrants.

•

In internal communications it was implied that our financial advisor’s Fairness Opinion covered the warrant, which BofA expressly said was not the case. Our legal advisor, Skadden, Arps said the warrant treatment only complied with the warrant agreement, but had no opinion as to whether or not that that treatment was fair.

•	Your response letter mentions “standard industry practice”, yet our warrant holders are in an unprecedented situation for which I and others have been unable to find a comparable precedent.

•

Velodyne warrant holders, if not entitled to fair treatment, can certainly wonder why Ouster’s lender was provided such a sweetheart change to their loan terms immediately preceding the announcement of the merger. And they would be right to wonder given the warrant holders, who have been the largest source of cash to Velodyne in its history, are to be treated with such disregard.

•

Being an executive officer of GRAF, who created the warrants, a director of Velodyne who inherited the warrants, and an owner of the warrants since purchasing them at market prices in October 2018 as fully disclosed, I am sensitized to their treatment in a way that other board members and management could not be bothered.

•

It is further in the interest of all shareholders that security holders be treated fairly as the company will have additional capital needs in the future and it does not bode will to treat such security holders without the utmost of respect and fair treatment.

In closing let me also bring up that I was told by an investor they were given the names of the nominees to the new board in advance of the shareholder vote. These names were not public at this point. This is material non-public information that was provided in an effort to sway shares to be voted in a desperate attempt to make quorum. All shareholders did not receive this information via public disclosure. This to me is a violation of Regulation FD (Full Disclosure) as it constitutes ‘selective disclosure’ of material information. Regulation FD makes it illegal for a publicly traded company to provide internal information to outsiders if that information isn’t released publicly for anyone to access, and until the filing the day after the adjourned shareholder meeting, the Velodyne nominees to the New Ouster Board were not known publicly. Here I would note that just last month ATT was fined $6.5 million, and three executives were fined $25,000 each personally for such violations.

I will say again that I believe this merger is in the interest of shareholders, but only if executed properly. The company’s responses to me in their response letter are not sufficient in my opinion. Others may disagree. However, I stand by my earlier statement:

I therefore call on the board to delay the February 3rd shareholder meeting to;

•	(i) fully disclose the financial issues I again reiterate above,

•	(ii) rectify all the concerns I have expressed regarding the debt and the warrants which have not been addressed,

•

(iii) provide appropriate time to consider an entirely new slate of Velodyne nominees and name the Ouster nominees who will respect their role as trusted and open fiduciary representatives of shareholders, committed to the highest standards of disclosure, integrity and transparency, and

•	(iv) I would further expect that our largest shareholders, partners and customers would be invited to provide nominees, if not be given the right to select qualified nominees themselves.

With more hope for the future,

Michael E. Dee